Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS

Toronto, Ontario – August 14, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today its interim financial results for the second quarter ended June 30, 2012.  All figures are reported in Canadian dollars.

Northcore reported consolidated revenues of $415,000 for the second quarter, representing an increase of $228,000 or 122 percent over the $187,000 reported in the same quarter of 2011.  Northcore also reported year-to-date consolidated revenues of $645,000, an increase of $275,000 or 74 percent over the $370,000 reported for the same period of 2011.  The growth in revenues was attributed primarily to higher social commerce service revenues as a result of the acquisition of Envision Online Media Inc.

Northcore derives its revenues from application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application and website development, content management solution and software customization.

Northcore reported an Operational EBITDA loss for the second quarter of $375,000, an improvement of eight percent from the Operational EBITDA loss of $408,000 reported for the second quarter of 2011.  Northcore also reported year-to-date Operational EBITDA loss of $731,000, an improvement of 10 percent from the operational EBITDA loss of $812,000 reported for the same period of 2011.  An increase in revenues contributed to the reduction in Operational EBITDA loss during the periods.

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

For the quarter and six months ended June 30, 2012, Northcore reported a net loss per share of $0.002 and $0.006 respectively, basic and diluted. This compares to a loss per share of $0.010 and $0.013 respectively, basic and diluted, in the same period of 2011.

As at June 30, 2012, Northcore held cash and short-term investments of $853,000, and accounts receivable of $373,000.

Northcore Reports Q2 2012 Results

Operating Highlights

We accomplished the following activities in the period:

•	Launched Kuklamoo.com, a family Web destination and curated sale site;
•	Delivered the first implementation of Northcore’s core architecture on the iPad IOS platform for a major partner;
•	Retained investor relations firm, Investor Cubed, to focus on increasing public market awareness of the Company's achievements;
•	Completed a new implementation of the Company's Dutch Auction transaction engine;
•	Hosted a series of commercial auction events for a major strategic partner; and
•	Initiated development on a new version of Northcore’s legacy Material Management application.

Outlook

“We had promised our shareholders that they would soon see the impact of our acquisition and Social Commerce strategies. I am pleased to point to our second quarter financial results in this regard,” said Amit Monga, CEO of Northcore Technologies.  “While we still have challenges to overcome, we have made important, sequential progress and have executed on our stated objectives.  As we progress, portfolio companies Kuklamoo and Envision will contribute significantly to our momentum and as always, the Company remains committed to expanding our suite of IP holdings. We have also followed through on our commitment to "tell the story" more aggressively and have retained a professional investor relations firm to help inform the public markets of our achievements and progress. From our perspective, we have a strong foundation to build lasting shareholder value.”

About Northcore Technologies Inc.

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.  Northcore’s portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions and Kuklamoo, a family information web destination and national daily deal site targeting families with kids.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of

Northcore Reports Q2 2012 Results

future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

(financial results follow)

Northcore Reports Q2 2012 Results

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Financial Position As at June 30, 2012 and December 31, 2011
(Expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	June 30,	December 31,
	2012	2011
ASSETS
CURRENT
Cash	$813	$1,760
Short-term investments	40	-
Accounts receivable	373	187
Deposits and prepaid expenses	77	40
	1,303	1,987
INVESTMENT IN GE ASSET MANAGER, LLC	14	24
CAPITAL ASSETS	101	91
INTANGIBLE ASSETS	886	807
UNALLOCATED PURCHASE PRICE	1,191	-
TOTAL ASSETS	$3,495	$2,909

LIABILITIES
CURRENT
Accounts payable	$436	$239
Accrued liabilities	304	173
Current portion of contingent consideration	71	-
Deferred revenue	112	3
	789	415
CONTINGENT CONSIDERATION	63	-
TOTAL LIABILITIES	852	415
TOTAL SHAREHOLDERS’ EQUITY	2,643	2,494
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,495	$2,909

Northcore Reports Q2 2012 Results

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Revenues	$415	$187	$645	$370

Income from GE Asset Manager, LLC	19	1	37	36

Operating expenses:
General and administrative	428	585	864	957
Customer service and technology	331	181	497	362
Sales and marketing	77	65	104	134
Stock-based compensation	140	1,170	483	1,253
Depreciation	14	6	25	12
Total operating expenses	990	2,007	1,973	2,718

Loss before the undernoted	(556)	(1,819)	(1,291)	(2,312)

Interest expense:
Interest on notes payable and secured subordinated notes	-	28	-	73
Accretion of secured subordinated notes	-	33	-	69
Total interest expense	-	61	-	142

Loss and comprehensive loss for the period	$(556)	$(1,880)	$(1,291)	$(2,454)

Loss per share, basic and diluted	$(0.002)	$(0.010)	$(0.006)	$(0.013)

Weighted average number of shares outstanding, basic and diluted (000's)	234,625	188,796	230,783	183,341

Northcore Reports Q2 2012 Results

Northcore Technologies Inc.
Reconciliation of Loss to Operational EBITDA
(Expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Loss for the period, as per above	$(556)	$(1,880)	$(1,291)	$(2,454)

Reconciling items:
Stock-based compensation	140	1,170	483	1,253
Depreciation	14	6	25	12
Interest expense	-	61	-	142
Non-recurring professional fees ***	27	235	52	235
Operational EBITDA	$(375)	$(408)	$(731)	$(812)

*** Included in non-recurring professional fees for 2012 were acquisition related costs in connection with the acquisition of Envision and Kuklamoo.  Non-recurring professional fees in 2011 were in connection with the recruitment of new senior management and Board members.